McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.

787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 : 212 728 8111

June 5, 2025
Via EDGAR Submission
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Charles Eastman
Earnest Greene
Bradley Ecker
Jennifer Angelini

Re:	McGraw Hill, Inc.
Amendment No. 6 to Draft Registration Statement on Form S-1
Submitted March 13, 2025
CIK No. 0001951070
Ladies and Gentlemen:
On behalf of our client, McGraw Hill, Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff of the SEC (the “Staff”) communicated in its letter to the Company, dated April 1, 2025. In connection with such responses, the Company will be confidentially submitting, electronically via EDGAR, Amendment No. 7 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).
The Company is seeking confidential treatment for the Registration Statement, including this Amendment, and this letter pursuant to Rule 83 of the Securities and Exchange Commission. The Company will publicly file the Registration Statement, as amended, and non-public draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the Registration Statement, as amended. The Amendment includes the Company’s interim financial information and certain other revisions.
For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amendment. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Amendment.
Brussels     Chicago     Dallas     Frankfurt     Houston     London     Los Angeles     Milan
Munich     New York     Palo Alto     Paris     Rome     San Francisco     Washington

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 5, 2025

Risk Factors
An adverse change in orders or payments by a material reseller...., page 34
1.Please revise your disclosure to clarify whether the two resellers who represented 19% and 25% of your gross accounts receivable balance as of December 31 and March 31, 2024, respectively, are among the "Certain well-known resellers [that] have recently experienced financial difficulties." Discuss whether you have experienced the potential risks identified, quantifying relevant amounts, rather than solely discussing risks in hypothetical terms.
Response
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page 30 of the Amendment to indicate that a small number of resellers comprise a relatively high percentage of the Company’s gross receivables balance and that an adverse change in orders or payments by a material reseller could adversely impact the Company’s financial results. Currently, the Company believes that the financial difficulties experienced by the resellers have improved. The Company has not experienced the potential risks that were previously identified.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 115
2.We note on pages 19-21, 109-112 and 115 that you present and/or discuss Adjusted EBITDA margin, but do not present and/or discuss the most directly comparable GAAP measure, net income / (loss) margin, with equal or greater prominence. Please revise your disclosure to present and/or discuss the most directly comparable GAAP measure with equal or greater prominence in accordance with Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of our Non-GAAP Financial Measures Compliance and Disclosure Interpretations.
Response
The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 17 and 89 of the Amendment to present the most directly comparable GAAP measure to Adjusted EBITDA margin, net income / (loss) margin, with equal or greater prominence.
General
3.We note that you commissioned a report by Morning Consult in the fiscal year ended March 31, 2025, and made revisions to disclosure designed to clarify that disclosures related to commissioned reports are attributed to your management based on information from such third-party data. In this regard, we note your response to comment 1 in the letter dated March 8, 2023, and the related revisions. Please reinstate disclosure as it appeared in the previous amendment (making reference to the updated report), or alternatively file the consent of Morning Consult pursuant to Rule 436.
Response
As noted in our response to comment 1 in the letter dated March 8, 2023, in instances in the S-1 in which we indicate that the Company commissioned the third-party data, the Company respectfully advises the Staff that it takes full responsibility for such third-party data and that the related disclosures are attributed to the Company’s management based on information from such third-party data.
The Company has revised the disclosure on pages 2, 63, 112-113, 115 and 117 of the Amendment to revert to the previous disclosure included in the Registration Statement.

McGraw Hill, Inc. has requested confidential treatment of this registration statement and associated correspondence pursuant to Rule 83 of the Securities and Exchange Commission.
Securities and Exchange Commission
June 5, 2025

Should you have any questions relating to the foregoing, please feel free to contact the undersigned at (212) 728-8214 or cgreer@willkie.com.

Sincerely,

/s/ Cristopher Greer
Cristopher Greer
Willkie Farr & Gallagher LLP

cc:	Simon Allen – President and Chief Executive Officer, McGraw Hill, Inc.
David Stafford – General Counsel and Secretary, McGraw Hill, Inc.
McGraw Hill, Inc.